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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______) *


                         Casual Male Retail Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   148711 10 4
                                 --------------
                                 (CUSIP Number)


                               September 30, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1 (b)

   [X]   Rule 13d-1(c)

   [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
 1. Names of Reporting Persons.         Glenn J. Krevlin
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power             1,740,455
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power           0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power        1,740,455
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,740,455

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         5.09%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IN, HC
--------------------------------------------------------------------------------

                               Page 2 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         Krevlin Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).    13-4153005

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power             1,740,455
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power           0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power        1,740,455
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,740,455

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         5.09%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    HC
--------------------------------------------------------------------------------

                               Page 3 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         GJK Capital Management, LLC
    I.R.S. Identification Nos. of above persons (entities only).    13-4146739

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power             1,218,657
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power           0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power        1,218,657
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,218,657

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         3.56%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    OO
--------------------------------------------------------------------------------

                               Page 4 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         Glenhill Capital LP
    I.R.S. Identification Nos. of above persons (entities only).    13-4149785

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power             1,218,657
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power           0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power        1,218,657
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,218,657

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         3.56%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

                               Page 5 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         Glenhill Overseas Management, LLC
    I.R.S. Identification Nos. of above persons (entities only).    02-0625266

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power               521,798
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power             0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power          521,798
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person        521,798

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         1.53%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    OO
--------------------------------------------------------------------------------

                               Page 6 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         Glenhill Capital Overseas Partners Ltd.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power               521,798
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power             0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power          521,798
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person        521,798

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         1.53%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------

                               Page 7 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.         Glenhill Capital Overseas GP, Ltd.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power               521,798
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power             0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power          521,798
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person        521,798

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         1.53%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------

                               Page 8 of 13 pages

CUSIP No.            148711 10 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.      Glenhill Capital Overseas Master Fund, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
Number of                           5.  Sole Voting Power               521,798
Shares Bene-                        --------------------------------------------
ficially owned                      6.  Shared Voting Power             0
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power          521,798
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person        521,798

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)         1.53%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

                               Page 9 of 13 pages

Item 1.

(a)  The name of the issuer is Casual Male Retail Group, Inc. (the "Issuer").
(b) The principal executive office of the Issuer is located at 555 Turnpike Street, Canton, MA 02021_.

Item 2.

(a)  The names of the persons filing this statement (the "Statement") are Glenn
     J. Krevlin, Krevlin Advisors, LLC, a Delaware limited liability Company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Delaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners"), Glenhill Capital Overseas GP, Ltd. ("Overseas GP") and Glenhill Capital Overseas Master Fund, L.P., a Cayman Islands exempted company ("Overseas Master") (collectively, the "Filers").
(b) The Principal Business Office of the Filers is 598 Madison Avenue, 12th Floor, New York, New York 10022.
(c)  For citizenship information see item 4 of the cover sheet of each Filer.
(d)  This Statement relates to the Common Stock of the Issuer.
(e)  The CUSIP Number of the common stock of the Issuer is 148711 10 4.

Item 3. If this statement is filed pursuant to ""240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with "240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with "240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with "240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with "240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each filer.

                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see "240.13d-3(d)(1).

                               Page 10 of 13 pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Glenn J. Krevlin is the managing member and control person of Krevlin Advisors and Glenhill Overseas. He is a director of Glenhill Overseas GP. Krevlin Advisors is the managing member of GJK and GJK is the general partner and control person of Glenhill Capital. Glenhill Overseas is the investment manager of Overseas Partners. Overseas Partners is an offshore feeder fund which invests its assets in Overseas Master. Overseas GP is the general partner of Overseas Master. Glenhill Capital and Overseas Master are both private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

                                                           [ ]  EXHIBIT ATTACHED
Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                           [ ]  EXHIBIT ATTACHED
Item 10.   Certification

(a) The following certification shall be included if the statement filed pursuant to "240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The following certification shall be included if the statement filed pursuant to "240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 11 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 30, 2004

                                       /s/ GLENN J. KREVLIN
                                       ----------------------------------------
                                        Glenn J. Krevlin


                                       KREVLIN ADVISORS, LLC

                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin,  Managing Member


                                       GJK CAPITAL MANAGEMENT, LLC

                                       By: Krevlin Advisors, LLC, Managing
                                           Member

                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin,  Managing Member


                                       GLENHILL CAPITAL LP

                                       By: GJK Capital Management, LLC, General
                                           Partner

                                       By: Krevlin Advisors, LLC, Managing
                                           Member

                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin,  Managing Member


                                       GLENHILL OVERSEAS MANAGEMENT, LLC

                                       By: Krevlin Advisors, LLC, Managing
                                           Member

                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin,  Managing Member


                                       GLENHILL CAPITAL OVERSEAS PARTNERS LTD

                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin, Director

                               Page 12 of 13 pages

                                       GLENHILL CAPITAL OVERSEAS GP, LTD.


                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin, Director


                                       GLENHILL OVERSEAS MASTER FUND, L.P.

                                       By: Glenhill Capital Overseas GP, Ltd.,
                                           General Partner


                                       By: /s/ GLENN J. KREVLIN
                                           -------------------------------------
                                           Glenn J. Krevlin, Director


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See "240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 13 of 13 pages